Exhibit (a)(2)

To Novell Managers:

As you may be aware from previous communications, Novell recently completed a voluntary review of our option grant practices. As a result of that review, certain stock option grants awarded between November 1, 1996 and September 16, 2006 have been adjusted to reflect a revised grant date for financial accounting purposes. One or more of those options may also be deemed to have been granted at a discount for tax purposes and may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code (and similar provisions under certain state tax laws) (“discounted options”). Novell’s management has been considering remedial alternatives available under those circumstances.

I am pleased to inform you that Novell’s Board of Directors has approved management’s request to launch a remedial program that offers eligible employees who hold options subject to Section 409A the opportunity to amend or replace their options to avoid these adverse tax consequences by increasing the exercise price of the discounted options to eliminate the discount; all other relevant features of the option will remain the same. Another feature of the remedial program for those who elect to participate is that Novell will voluntarily provide a cash bonus equal to the eliminated discount. Those employees who hold one or more affected options are receiving the attached email from Ron Hovsepian today. Next week employees will receive a full description of the program, a set of Frequently Asked Questions and instructions on how to participate. You will also receive a reference copy of these materials, in the event you receive any inquires about this program from your direct reports.

This is an important program being offered. Information meetings will be scheduled and those employees who hold affected options will be invited and encouraged to attend. Please bear in mind that participation in this program is elective and that Novell is not permitted to make any sort of recommendation to our optionees about participation in this program, and also that we cannot offer personal tax or financial advice to our employees. Also, please be aware that this area is highly technical and that, in the event of questions from our employees, we should refer the employee to the official offering materials or to a representative of the Company who is authorized to respond to questions.

Again, I am pleased that the Novell Board has approved these steps so that employees have the opportunity to avoid potential adverse tax consequences under Section 409A. It is important for us to be clear that Novell was not obligated to offer this remedial program, and, further, even if the program is offered, Novell was not obligated to offer the cash “make-whole” bonus. The program was specifically designed to try to eliminate any adverse tax effects to our optionees of the inadvertent issuance of discount options.

Please be aware of this program and watch for the program announcement and materials that will be emailed next week. If a direct report or any other Novell employee seeks information about this program, please refer them to Betty DePaola at bdepaola@novell.com. In no event should you provide answers that are outside the scope of the notice.

Thank you for your efforts in this area.

Dana Russell